UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2009.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  June 02, 2009                       /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                       JUNE 02, 2009

                ROCHESTER PROVIDES OPERATIONS UPDATE AT MINA REAL

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD. (TSXV: RCT AND FRANKFURT: R5I): is pleased to announce that operations at the Mina Real Property continue to show steady improvements. In early January 2009 the mill resumed operations and since then the Company has continued to see improvements in both mining and milling operations.

A total of 6,814 tonnes was processed for the months January and February 2009. Production during this period was 560 ounces of gold and 17,289 ounces of silver. Subsequent to the quarter end, operations continued to show improvement. During the month of March, 4,105 tonnes were processed through the mill, an increase of 20 % over February, with head grades of 2.3 g/t gold and 299.4 g/t silver. During the month of April, 5,063 tonnes were processed through the mill, a further increase of 23 % over March. April head grades were 1.7 g/t gold and 304 g/t silver.

[GRAPHIC OMITTED][GRAPHIC OMITTED] PRODUCTION HISTORY GRAPH - SEE PDF

Concurrently the Company has been working on increasing the silver recovery rates. In April, 2009 the average recoveries for gold were 93.63% and 71.51% for silver, a substantial increase from previous months which were averaging 91.10% for gold and 54.51% for silver. This significant milestone from milling operations will help contribute in the future to reducing the Company's operating costs per ounce produced.

Development  has  continued  mainly from the Tajos Cuates area, at three levels:
Hundido, Chalata and Socavon. The Company is planning to have the majority of its mill feed come from the Tajos Cuates area over the coming months.


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JUNE 2, 2009
Page 2



Macedo area with another 350 metres remaining to get to the first structure (Veta Rica). The Company will require further funding to fully implement its work plans. The Company is working on further financings to ensure the funds needed for the business plan are available.

Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.


ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:

/s/ EDUARDO LUNA                             Empire Communications Inc.
-------------------------------              Tel:  604-484-0066
Eduardo Luna, President and CEO              Skype: empireir
                                             Email: info@rochesterresources.com
                                             Website: www.rochesterresources.com

ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution. Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

"NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE."



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